ONE EQUITY PARTNERS OPEN WATER I CORP.
c/o OEP Open Water I Holdings, LLC
510 Madison Avenue, 19th Floor
New York, New York 10022

January 19, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	One Equity Partners Open Water I Corp. Registration Statement on Form S-1 File No. 333-251925

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, One Equity Partners Open Water I Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on January 21, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler or Ross M. Leff, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660 and (212) 446-4947, respectively, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Jessica Marion
Jessica Marion
Chief Financial Officer